Exhibit 99.2

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1	Name and Address of Company

Sandstorm Gold Ltd. (the “Company” or “Sandstorm”)

Suite 1400 – 400 Burrard Street
Vancouver, BC V6C 3A6

Item 2	Date of Material Change

April 26, 2017.

Item 3	News Release

A news release was disseminated through CNW Group Ltd. on April 26, 2017 and filed on SEDAR.

Item 4	Summary of Material Change

On April 26, 2017, the Company announced that the Board of Directors of Sandstorm and the independent directors of Mariana Resources Limited (“Mariana”) have reached an agreement on the terms of a recommended share and cash acquisition by which the entire issued ordinary share capital of Mariana (that Sandstorm does not already own) will be acquired by Sandstorm by means of a Court-sanctioned scheme of arrangement (the “Scheme”) under Part VIII of the Companies (Guernsey) Law.

Item 5	Full Description of Material Change

On April 26, 2017, the Company announced that the Board of Directors of Sandstorm and the independent directors of Mariana have reached an agreement on the terms of a recommended share and cash acquisition by which the entire issued ordinary share capital of Mariana (that Sandstorm does not already own) will be acquired by Sandstorm by means of a Court-sanctioned scheme of arrangement under Part VIII of the Companies (Guernsey) Law (the “Combination”).

Terms of the Combination

Under the terms of the Combination, Mariana shareholders will receive 28.75 pence in cash and 0.2573 of a Sandstorm share for each one Mariana share held. The Combination values Mariana at approximately 110 pence per Mariana share based on the closing price of US$4.04 per Sandstorm share on the NYSE MKT and a currency exchange rate of £0.7788 per USD, on April 25, 2017.

The terms of the Combination represent a premium of approximately 84% to the closing price of 59.50 pence per Mariana share on April 25, 2017 and a premium of approximately 88% to the 20-day VWAP per Mariana share.

If successful, the Combination will result in Mariana shareholders, together, owning approximately 19.0% of the ordinary share capital of Sandstorm following completion of the Combination.

Sandstorm holds 8,980,243 Mariana shares, representing approximately 7.0% of the issued ordinary share capital of Mariana, and Mariana warrants over a further 4,490,122 Mariana shares.

Voting Support and Board Approval

The Mariana independent directors have unanimously approved the Combination and intend to recommend that Mariana shareholders vote in favour of the Combination as they have irrevocably undertaken to vote in favour of the Scheme at the meeting of shareholders to be convened by the order of the Royal Court of Guernsey and the resolutions to be proposed at the general meeting of shareholders to be convened in connection with the Scheme in respect of, in aggregate, 905,050 Mariana shares representing approximately 0.71% of the issued ordinary share capital of Mariana on April 25, 2017.

In addition to the irrevocable undertakings from the Mariana independent directors, Sandstorm has also received irrevocable undertakings from each of Australian Investors Pty Ltd and AngloGold Ashanti Holdings Plc to vote in favour of the Scheme at the Guernsey Court Meeting and the resolutions to be proposed at the General Meeting in respect of, in aggregate, 8,718,089 Mariana shares, representing approximately 6.80% of Mariana's issued ordinary share capital on April 25, 2017.

Sandstorm has therefore received irrevocable undertakings to vote in favour of the Scheme at the Guernsey Court Meeting and the resolutions to be proposed at the General Meeting in respect of, in aggregate, 9,623,139 Mariana Shares representing, in aggregate, approximately 7.51%. of the issued ordinary share capital of Mariana on April 25, 2017.

Glen Parsons and Eric Roth have irrevocably undertaken to vote in favour of those resolutions to be proposed at the General Meeting on which they are entitled to vote in respect of, in aggregate, 986,621 Mariana Shares representing approximately 0.77% of the issued ordinary share capital of Mariana on April 25, 2017.

The issuance of the Sandstorm shares, including those issuable on exercise of any Mariana warrants and the Mariana options on a post-closing basis, is subject to approval by the Toronto Stock Exchange and the NYSE MKT.

Disclosure requirements of the UK Takeover Code (the “Code”)

As Mariana is listed in London the Combination is subject to UK takeover regulation and, as Sandstorm shares are being offered as consideration, there are certain public disclosure requirements imposed on Sandstorm shareholders who have positions or deal in Sandstorm shares and/or Mariana shares which are described in detail below.

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

CAUTIONARY STATEMENT TO U.S. SECURITYHOLDERS

None of the securities to be issued pursuant to the Combination have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issued pursuant to the Combination are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. The Guernsey court will be informed of the intention to rely upon such exemption, in part, on the basis of its approval of the Combination. Mariana Options and Mariana Warrants outstanding prior to the completion of the Combination will remain outstanding under their terms and any securities issuable upon exercise thereof, as permitted, have not been and will not be registered under the Securities Act or applicable state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The financial information included or incorporated by reference in this press release has been prepared in accordance with IFRS, which differs from US GAAP in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information in this document or in the documents referenced herein concerning the properties and operations of Sandstorm and of Mariana has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Mariana and Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. (“Sandstorm”). Forward-looking statements or information include, but are not limited to, statements with respect to planned exploration, guidance on estimated production, cash flow and information and expectations about the acquisition of Mariana, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, the ability to successfully integrate operations and realize the anticipated benefits, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: delays or failure to complete the transactions described herein, failure to obtain shareholder or regulatory approvals, the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2016 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information contact Erfan Kazemi at (604) 689-0234.

Item 9	Date of Report

DATED as of this 5th day of May, 2017.

Sandstorm Gold Ltd.

By:	“Erfan Kazemi”
Erfan Kazemi
Chief Financial Officer

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